Agreement made this day 5/26/2000 by and between TheStockAdvisor Inc., 1037 Anna Knapp Blvd. Suite B, Mt. Pleasant, SC ("CONTRACTOR") and Affordable Telecommunications Technology Group Corp., 6227 South West Freeway, Houston, TX 77074. ("CLIENT").

In consideration of the mutual terms, conditions and covenants hereinafter set forth, CLIENT and CONTRACTOR agree as follows:

1. The CLIENT hereby engages the
CONTRACTOR as an independent contractor, and the CONTRACTOR hereby accepts such engagement.

2. CONTRACTOR is an independent contractor willing to provide certain skills and abilities to the CLIENT that the CLIENT has the need for, namely creating and delivering an online promotional campaign to CONTRACTOR's readers, including:

     A. Minimum of 4 insertions in TheStockAdvisor Newsletter delivered via email to subscribers. Feature articles will be composed by CONTRACTOR and approved by CLIENT based on information provided by CLIENT.

     B. Listing in Featured Companies page. Listing will include links to news, quotes, messages boards as applicable.

     C. 3 quarterly review reports in TheStockAdvisor. CONTRACTOR will compose using information provided by CLIENT

     D. News Releases - Relevant news will be composed for financial disclosure circuit and will be composed by CONTRACTOR and approved by CLIENT based on information provided by CLIENT. CLIENT will be invoiced additionally for new releases based upon circuits utilized.

     E. Special Reports will be composed by CONTRACTOR and delivered to interested investors as requested by investors.

     F. Minimum of 4 insertions in 21st Century Markets Newsletter delivered via email to subscribers. Feature articles will be composed by CONTRACTOR and approved by CLIENT based on information provided by CLIENT.

     G. Listing in 21st Century Markets Featured Companies page. Listing will include links to news, quotes, messages boards as applicable.

     H. 3 quarterly review reports in 21st Century Markets Newsletter. CONTRACTOR will compose using information provided by CLIENT.

     I. CONTRACTOR will make available six 30-second television advertising spots broadcast during the Bloomberg Report on the American Independent Television Network. CLIENT will provide acceptable 30-second advertisement to be broadcast..

3. CLIENT shall pay to CONTRACTOR and CONTRACTOR shall accept from the CLIENT as compensation for all services to be provided pursuant to this Agreement, the following payments according to the following schedule:

     A. 100,000 shares of restricted company stock to be registered in earliest SB-2 registration.

     B. If ATTP stock price is less than $1.00 per share upon submission of SB-2 registration of Section 3.A, CLIENT will compensate CONTRACTOR with sufficient shares of company stock to ensure that CONTRACTOR has received ATTP shares valued a minimum of $100,000. (One Hundred Thousand Dollars.)

4. A party may not assign this agreement without the express written consent of the other party.

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5. CONTRACTOR agrees that they will not infringe on any third party's intellectual property rights in creating the works subject to this agreement. CLIENT agrees that they will not induce, ask, or require CONTRACTOR to create Works under this agreement that infringe on any third party's intellectual property rights.

6. CONTRACTOR hereby irrevocably assigns to CLIENT, and its successors, licensees, and assigns, all right, title and interest worldwide in and to all the Works created under this agreement, including, but not limited to, all copyrights, design patents, trade secret rights, moral rights, and all contract and licensing rights, and all claims and causes of action, whether now known or hereafter to become known. In the event, CONTRACTOR has any right in the Works which cannot be assigned, CONTRACTOR agrees to waive enforcement worldwide of such rights against CLIENT, or, if necessary, exclusively license such right worldwide to CLIENT, with the right to sublicense. CONTRACTOR agrees that he or she will take all actions and execute any and all documents as may be requested by CLIENT, at CLIENT's expense, from time to time, to fully vest in CLIENT all right, title and interest worldwide in and to the Works.

7. CONTRACTOR is an independent contractor and may engage in other business activities. Since CONTRACTOR is an independent contractor nothing contained in this Agreement shall be interpreted to constitute the CONTRACTOR as a partner, agent or employee of the CLIENT, nor shall either party have any authority to bind the other. In its capacity as an independent contractor, CONTRACTOR agrees, and CLIENT agrees, that CONTRACTOR has the sole right to control and direct the means, manner and method by which the services required by this agreement will be performed and CLIENT shall not withhold from CONTRACTOR's compensation any amount that would normally be withheld from an employee's pay.

8. It is agreed between the parties that there are no other agreements or understandings between them relating to the subject matter of this agreement. This agreement supersedes all prior agreements, oral or written, between the parties and is intended as a complete and exclusive statement of the agreement between the parties. No changes or modifications of this Agreement shall be valid unless the same be in writing and signed by the parties. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions will continue in full force without being impaired or invalidated in any way.

9. This Agreement shall be construed in accordance with and governed by the laws of the State of South Carolina .

INTENDING TO BE LEGALLY BOUND, the parties hereto have caused this Agreement to be executed as of the date first above written.

CLIENT
          BY                                           Date
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CONTRACTOR
          BY                                           Date
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